Exhibit 4.4

DESCRIPTION OF EQUITY SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT

HarborOne Bancorp, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.01 per share (the “Common Stock”). The Company’s Common Stock is traded on the NASDAQ Global Select Market under the symbol “HONE.”

The following is a description of the material terms and provisions of the Company’s Common Stock. It may not contain all the information that is important to you. Therefore, you should read the Company’s articles of organization and bylaws, which are attached as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

General

Under the Company’s articles of organization, the Company has authority, without further shareholder action, to issue 150,000,000 shares of Common Stock.  The Company may amend its articles of organization from time to time to increase the number of authorized shares of Common Stock. Amendments to the articles of organization require a two-thirds shareholder vote; provided,  however, that if at least two-thirds of the directors recommend approval of the amendment, then such amendment requires the affirmative vote of a majority of the total votes eligible to be cast by shareholders, voting together as a single class.

Dividends

The Company may pay dividends on its Common Stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of any holders of capital stock. In addition, the Company is restricted from paying dividends that would reduce its assets below its then-adjusted liquidation account. The liquidation account was created for the benefit of certain depositors of HarborOne Bank in connection with the second-step conversion of HarborOne Mutual Bancshares. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

The holders of the Company’s Common Stock will be entitled to receive and share equally in dividends as may be declared by the Company’s board of directors out of funds legally available therefor.

Voting Rights

Holders of the Company’s Common Stock have exclusive power to vote on all matters presented to the Company’s shareholders, including the election of directors, as are required to be presented to them under Massachusetts law or as are otherwise presented to them by the board of directors. Generally, holders of Common Stock are entitled to one vote per share and do not have the right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of the Company’s Common Stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit during the three-year period following the Company’s second-step conversion; thereafter, shares of common stock in excess of the 10% limit will be entitled to cast 1/100th of a vote per share.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution, and eligible account holders of HarborOne Bank will be treated as surrendering their rights to the Company liquidation account.

Exhibit 4.4

Preemptive Rights

Holders of the Company’s Common Stock do not have preemptive rights with respect to any shares of the Company, and the Company’s Common Stock cannot be redeemed.